53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com FIRM / AFFILIATE OFFICES
January 31, 2018	Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh Rome San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
VIA EDGAR AND OVERNIGHT DELIVERY Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attention: Lisa Etheredge, Robert S. Littlepage, Joshua Shainess, and Celeste M. Murphy

Re:	Spotify Technology S.A.

Draft Registration Statement on Form F-1

Confidentially Submitted December 18, 2017

CIK No. 0001639920

Ladies and Gentlemen:

On behalf of our client, Spotify Technology S.A., a public limited liability company (société anonyme) organized under the laws of Luxembourg (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form F-1 (as amended, the “Registration Statement”), which was initially submitted to the Commission on December 18, 2017 on a confidential basis pursuant to the Commission’s confidential treatment procedures, 17 C.F.R. § 200.83, the Freedom of Information Act, 5 U.S.C. § 552 (the “Draft Submission”).

Amendment No. 1 reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Daniel Ek, the Company’s Chief Executive Officer, dated January 17, 2018. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience, we are also providing five copies of Amendment No. 1, marked to show changes against the Draft Submission, in the customary non-EDGAR format.

The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s responses. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 1. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY SPOTIFY TECHNOLOGY S.A. PURSUANT TO 17 CFR 200.83

January 31, 2018

Draft Registration Statement on Form F-1

Cover Page

1.	Conform your “Subject to Completion” legend at the top of your cover page to the requirements of Item 501(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of Amendment No. 1 accordingly.

2.	Highlight the purpose of the issuance of the beneficiary certificates. Please clarify when the authorized beneficiary certificates will be issued. If the beneficiary certificates will be issued in connection with your listing, disclose the percentage voting power that will be held by your founders and certain of your shareholders upon issuance.

Response: In response to the Staff’s comment regarding the purpose of the issuance of the beneficiary certificates, the Company has revised its disclosure on the cover page to highlight the purpose of the issuance of the beneficiary certificates, which relates to providing the holders thereof additional voting rights. With respect to the timing of the issuance of the beneficiary certificates and the percentage of voting power that will be held by the founders and certain of the Company’s other shareholders, the Company respectfully acknowledges the Staff’s comment and advises the Staff that it is currently still determining the details for issuing the beneficiary certificates, but that it expects to do so prior to the effectiveness of the Registration Statement. The Company will revise its disclosure in a subsequent submission or filing prior to the effectiveness of the Registration Statement to disclose the issuance of the beneficiary certificates and the percentage voting power that will be held by the holders of beneficiary certificates upon such issue.

3.	Clarify that the recent private market trading prices may have little or no relation to the opening trading price for the Company’s ordinary shares on the NYSE.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of Amendment No. 1 accordingly.

4.	Briefly discuss how your opening price will be set under NYSE rules and procedures.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of Amendment No. 1 accordingly.

5.	Highlight that the Company’s direct listing of its ordinary shares on the NYSE is a novel method for going public, and as a result, the trading volume and price of the ordinary shares may be more volatile than if the ordinary shares were initially listed in connection with a traditional initial public offering.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of Amendment No. 1 accordingly.

CONFIDENTIAL TREATMENT REQUESTED BY SPOTIFY TECHNOLOGY S.A. PURSUANT TO 17 CFR 200.83

January 31, 2018

Prospectus Summary, page 1

6.	We note your discussion of growth in users, retention, engagement, and revenues. Please balance your discussion by addressing your expectations regarding future losses and increased competition for users.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 1 of Amendment No. 1 accordingly.

7.	In the third paragraph, please clarify how you define markets and whether it is based on countries, demographics, or other measures.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 1 of Amendment No. 1 accordingly and made conforming changes throughout Amendment No. 1.

How is Spotify Different?, page 3

8.	To provide context to your year-over-year growth in Premium subscribers, disclose the impact of your revamped family plan and the revised methodology by which you classify Premium subscribers. It appears that you may count up to six subscribers for each single family plan as new Premium subscribers.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 4 of Amendment No. 1 accordingly.

Recent Developments, page 7

9.	Briefly disclose the purpose behind the Tencent transactions. In addition, please disclose the limited exceptions pursuant to which Tencent may transfer ordinary shares within the three year period.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 8 of Amendment No. 1 accordingly.

CONFIDENTIAL TREATMENT REQUESTED BY SPOTIFY TECHNOLOGY S.A. PURSUANT TO 17 CFR 200.83

January 31, 2018

Risk Factors, page 13

10.	Several discrete risks are described under this risk factor caption. Please break out and separately discuss each risk, including, but not limited to, the following risks:

•	your opening price may have little or no relationship to your historical sales prices;

•	the lack of contractual lock-up agreements and the related impact;

•	the risk of fluctuations to your trading prices following the initial listing; and

•	an expanded discussion of the uncertainties associated with the NYSE process.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 43, 44, and 45 of Amendment No. 1 accordingly.

11.	Include a risk factor highlighting how your direct listing differs from a traditional initial public offering. Disclose what safeguards associated with a firm commitment underwritten offering (e.g. underwriter’s greenshoe, book building process to determine indications of interest, unpredictable supply of shares available for sale, etc.) will not be present in connection with your direct listing, possibly resulting in trading price and volume uncertainty.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 43 and 44 of Amendment No. 1 accordingly.

If our efforts to attract prospective users and to retain additional users are not successful…, page 13

12.	We note that one of the challenges to increasing your Ad-Supported users and your Premium subscribers will be to improve your Ad-Supported Service “which may require consent by rights holders for additional features and functionality.” Please explain that the challenges in identifying the rights holders and potential delays in obtaining consents may impact your results of operations and financial condition.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that the Company has agreed with certain of its content rights holders to obtain consent from such rights holders to add features and functionality to the Ad-Supported Services. The Company is able to readily identify the rights holders from whom consent is needed in the context of adding features and functionality to its Ad-Supported Services, although such rights holders may not provide such consent in a timely manner or at all. In response to the Staff’s comment, the Company has revised its disclosure on page 14 of Amendment No. 1 accordingly to highlight the potential delays in obtaining consent.

CONFIDENTIAL TREATMENT REQUESTED BY SPOTIFY TECHNOLOGY S.A. PURSUANT TO 17 CFR 200.83

January 31, 2018

An active, liquid, and orderly market for our ordinary shares may not develop or be sustained…, page 41

13.	Please clarify why less price-sensitive investors may have a greater influence in setting your initial trading price and how this could result in an initial listing price that is higher than the price certain investors are willing to pay. Additionally, clarify who you consider to be “professional” investors and how their purchase or indication of interest will be factored into the pricing process.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 44 of Amendment No. 1 accordingly.

14.	We note your statement that you have not engaged an investment bank to assist in setting an initial public offering price. Recently revised Rule 104 of the NYSE Listed Company Manual requires that the Company’s financial advisor assist the Designated Market Maker in setting the opening price for trading. Please clarify and discuss the risks associated with this untested process. Additionally, disclose that you will be holding an investor day rather than a traditional “road show” in connection with your listing. Highlight your plans for the investor day and how those plans differ from the purpose of and information provided at a “road show.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 43 and 44 of Amendment No. 1 accordingly.

Sales of substantial amounts of our ordinary shares…could reduce the price that our ordinary shares might otherwise attain…, page 43

15.	Reconcile your statement that there are no contractual lock-up agreements with your restrictions on transfer of ordinary shares under the Investor Agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 43, 45, and 46 of Amendment No. 1 accordingly.

The future issuance of beneficiary certificates…, page 46

16.	Clarify that minority shareholders will have little ability to influence the direction of the Company as a result of voting control held by your founders.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 49 of Amendment No. 1 accordingly.

CONFIDENTIAL TREATMENT REQUESTED BY SPOTIFY TECHNOLOGY S.A. PURSUANT TO 17 CFR 200.83

January 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 59

17.	Discuss management’s plan for profitability. We note that revenues and gross margins have increased significantly over the past four years but so has your net loss.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 63 of Amendment No. 1 accordingly.

Components of our Operating Results

Cost of Revenue, page 61

18.	Clarify whether your royalty rates are based upon the number of times a recording is listened to, flat fees over the license period, or a combination of the two.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 65 of Amendment No. 1 accordingly.

Key Performance Indicators, page 62

19.	You state on page 59 that your Ad-supported Service is a “strong and viable stand-alone product with considerable long-term opportunity for growth.” We also understand conversion of Ad-supported users is a primary source of your Premium subscribers. Please tell us whether management uses any metrics related to Ad-Supported users in evaluating your business. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.I of SEC Release 33-8350.

Response: The Company notes the Staff’s comment and respectfully advises that the Company has disclosed all metrics that it considers to be material to its business, including related to Ad-Supported users. Although the Company uses additional metrics relating to its Ad-Supported Service internally, the Company does not view these metrics as key variables that it uses to manage its business and does not view these to be material to investors in accordance with Item 303(a)(3) of Regulation S-K and Section III.B.I of SEC Release 33-8350. To the extent any additional metrics in the future become key variables that the Company uses in evaluating its business and would be material to investors, including its Ad-Supported Service, the Company will disclose such metrics in future filings with the Commission.

Results of Operations

Ad-Supported revenue, page 65

20.	Disclose the percentage of your advertisements that are delivered to mobile devices as opposed to other platforms. Please also clarify what is meant by the statement “growth of programmatic inventory offset the decline”.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 69 of Amendment No. 1 accordingly.

CONFIDENTIAL TREATMENT REQUESTED BY SPOTIFY TECHNOLOGY S.A. PURSUANT TO 17 CFR 200.83

January 31, 2018

Premium cost of revenue, page 66

21.	We note that you allocated a portion of your €45 million provision for legal disputes with certain rights holders to both premium cost of revenues and ad-supported cost of revenue. Please explain how you determined the amount to allocate to each segment.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that the €45 million provision has been allocated to each segment based on a pro-rata calculation of user activity for the segments.

Critical Accounting Policies and Estimates

Content, page 72

22.	Please disclose how you determine when additional payments to licensors in connection with most favored nations clauses are probable. Quantify the maximum amount that you could be required to pay under these arrangements (including the licensing agreements described on page 61 that were entered into during 2017).

Response: The Company notes the Staff’s comment and respectfully advises the Staff that most favored nation clauses currently do not have a significant impact on its financial results, and it does not anticipate this to change during the terms of our existing license agreements. As amounts payable for most favored nation clauses are generally due to marginal differences between certain rights holders and are an incremental amount to the royalties payable during the term of the agreements for which there is no maximum, the Company cannot quantify the maximum amount it could be required to pay under these arrangements. In response to the Staff’s comment, the Company has revised its disclosure on page 77 of Amendment No. 1 accordingly.

23.	On page 24, you disclose a material weakness in your internal controls over the accounting for rights holder liabilities. Given this material weakness and recent legal disputes involving the accuracy of your royalty payments, it appears that your estimate for royalty costs is based upon matters that are highly uncertain and sensitive to change. Please refer to FRR 72 and provide both qualitative and quantitative disclosure (to the extent available) about how sensitive your royalty cost estimates and assumptions are to change.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 76 and 77 of Amendment No. 1 accordingly.

Convertible Notes, Warrants, and Contingent Options, page 73

24.	Please tell us if the terms of the convertible note agreements have been, or are expected to be, revised prior to the effective date of your registration statement to consider a direct listing as a specified conversion event.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that it expects all of the Convertible Notes to be exchanged for ordinary shares prior to

CONFIDENTIAL TREATMENT REQUESTED BY SPOTIFY TECHNOLOGY S.A. PURSUANT TO 17 CFR 200.83

January 31, 2018

the effectiveness of the Registration Statement, and the Company will update its disclosure in a future submission or filing prior to the effectiveness of the Registration Statement accordingly.

Letter from Daniel Ek, page 79

25.	Please limit the content of the letter to key aspects of your business or the direct listing. For purposes of example only,

•	consider revising or deleting the statements that Spotify is a “force for good” and the references to “equality, justice, and human rights across the globe;”

•	balance the discussion of potential growth with disclosure acknowledging that that the Company may not realize the intended benefits of such growth; and

•	address any negative perceptions associated with your service, such as criticisms by artists or media sources.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that while the letter does reference Spotify’s role in helping to restore a rapidly shrinking industry to growth, the content of the letter is not focused on potential future growth in the music industry or the Company’s potential growth. Rather, the letter addresses the Company’s vision of the future development of the industry and, as a participant in that industry, expands on the Company’s mission statement. The Company further notes that, to the extent material, negative perceptions associated with its service are covered elsewhere in the Registration Statement, including in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results,” and “Business” sections. The Company believes that its discussion of other industry participants in the context of the letter are appropriate given the letter’s focus on the Company’s mission statement. In response to the Staff’s comment, the Company has revised its disclosure on pages 84, 85, and 86 of Amendment No. 1 accordingly.

How is Spotify Different?, page 85

26.	Identify your “closest competitor.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 5, 63, 87, and 90 of Amendment No. 1 accordingly.

Our Services

Our User Experience, page 93

27.	Please disclose the extent to which artists (or other rights holders) pay or provide you any other consideration (perhaps in the form of accepting a reduced royalty fee) in exchange for you adding their content to your curated playlists.

Response: The Company respectfully advises the Staff that artists and other rights holders do not pay or provide the Company any other consideration in exchange for adding their content to the Company’s curated playlists.

CONFIDENTIAL TREATMENT REQUESTED BY SPOTIFY TECHNOLOGY S.A. PURSUANT TO 17 CFR 200.83

January 31, 2018

Our Technology

Leveraging Our Unique Data Assets, page 98

28.	We note that certain of your license agreements require you to track usage and content by users of your service. We further note that you track certain behaviors such as playing songs, sharing, or upvoting, and that you utilize technologies such as machine learning and artificial intelligence. Describe with greater specificity how you track usage for your ad-supported and premium services. For example, do you use cookies or other technologies?

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 104 and 105 of Amendment No. 1 accordingly.

Business

Our competition, page 100

29.	Highlight the competitive advantage terrestrial radio and other mediums have over you with respect to the payment of royalty rates.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 107 of Amendment No. 1 accordingly.

Employment Agreements, page 118

30.	We note that in 2017, Mr. Ek would no longer receive an annual salary and would instead have the right to receive solely a discretionary annual bonus subject to the achievement of certain milestones. Briefly describe the nature of such milestones. Disclose whether Mr. Ek may retain certain rights associated with the fixed monthly salary from his employment agreement or alternatively disclose whether he has forfeited those rights.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 124 of Amendment No. 1 to clarify that Mr. Ek no longer retains any rights associated with his fixed monthly salary from his employment agreement and to include a description of the performance milestones that his discretionary bonus is subject to.

Principal Shareholders, page 127

31.	Expand footnote (5) to identify the other shareholders to be offered beneficiary certificates, the anticipated offering price, and the reasons why these shareholders are being included in the subscription offering.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that it expects to issue the beneficiary certificates prior to the effectiveness of the Registration Statement and will revise its disclosure in a subsequent submission or filing prior to the effectiveness of the Registration Statement to address the Staff’s comment accordingly.

CONFIDENTIAL TREATMENT REQUESTED BY SPOTIFY TECHNOLOGY S.A. PURSUANT TO 17 CFR 200.83

January 31, 2018

Sale Price History of Ordinary Shares, page 149

32.	Qualify this disclosure by alerting potential investors that these transactions are not reflective of the anticipated public trading market for the Company’s ordinary shares.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 156 of Amendment No. 1 accordingly.

Plan of Distribution, page 160

33.	Discuss in detail the procedures that will apply to determining the opening trading price on the NYSE, and how buy and sell orders are determined without a traditional price range. Discuss whether prospective purchasers and sellers will have access to the Reference Price set by the Designated Market Maker before submitting their buy or sell orders.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 167 and 168 of Amendment No. 1 accordingly.

34.	We note your disclosure that the Designated Market Maker “will consult with a financial advisor to the Company in order to effect a fair and orderly opening trading price.” Please revise your disclosure to clarify that you cannot guarantee a stable opening trading price and whether a direct listing creates a greater risk to potential investors than a traditional initial public offering.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 167 and 168 of Amendment No. 1 accordingly.

35.	Identify your financial advisor(s) and supplementally provide us with copies of your engagement letters. Disclose a summary of the services provided to you by the financial advisor(s) as well as any arrangements they may have with Registered Shareholders or broker-dealers with respect to sales of ordinary shares.

Response: The Company respectfully advises the Staff that it does not believe that disclosing the identity of, or the services provided by, the Company’s financial advisors is necessary to an understanding of its listing process by an investor. The Company has supplementally provided the Staff with its engagement letters with its financial advisors and notes that the financial advisors are not facilitating or otherwise coordinating price discovery activities (except to the limited extent required by the NYSE rules discussed below) or sales of ordinary shares on behalf of the Company. The financial advisors also are not participating in any investor education activities on behalf of the Company. Rather, the financial advisors are engaged only to advise and assist the Company with respect to (i) defining the objectives with respect to the listing, (ii) drafting the Registration Statement, (iii) drafting public communications and investor presentations in connection with the listing, but in no event assisting in planning of, or actively participating in, investor meetings with the Company, and (iv) helping to coordinate efforts with any co-advisors. The financial advisors are not permitted to facilitate or otherwise coordinate price discovery activities or sales of the Company’s

CONFIDENTIAL TREATMENT REQUESTED BY SPOTIFY TECHNOLOGY S.A. PURSUANT TO 17 CFR 200.83

January 31, 2018

ordinary shares, in each case, with or on behalf of the Company. The Company notes that in traditional underwritten initial public offerings issuers will engage financial advisors who are not underwriters to provide similar financial advisory services and such financial advisors are not typically disclosed in registration statements. The Company believes that disclosure regarding the fact that one of the Company’s financial advisors selected for such purpose will consult with the DMM on the opening trading price in accordance with proposed NYSE rule amendment to Section 102.01B of the NYSE Listing Company Manual is the only relevant disclosure regarding its listing process with respect to its financial advisors, which the Company has provided on pages 167 and 168 of Amendment No. 1 accordingly.

36.	Describe the process that will be followed by the financial advisor(s) and the Designated Market Maker in determining the opening trading price. Discuss whether the Designated Market Maker will rely upon or consult with the Company’s financial advisor(s) for a valuation of the Company in determining the Reference Price for the listing.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that it expects the DMM to consult with the Company’s financial advisor selected for such purpose to effect a fair and orderly opening trading price solely as required by the proposed NYSE rule amendment to Section 102.01B of the NYSE Listing Company Manual. The Company does not expect that the financial advisor will provide a valuation of the Company. The financial advisor that consults with the DMM is expected to have gathered and taken in investor views regarding the Company, but is not expected to conduct any price discovery activities on the Company’s behalf. In response to the Staff’s comment, the Company has revised its disclosure on pages 167 and 168 of Amendment No. 1 accordingly.

37.	Explain the reasons underlying the planned stock split of your ordinary shares.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 168 of Amendment No. 1 accordingly.

38.	Tell us whether the Company or its financial advisors will be consulting with Registered Shareholders about their intentions to sell pursuant to this registration statement. Confirm that the list of Registered Shareholders on page 126 includes all ordinary shareholders contacted, and to be contacted, about possibly selling pursuant to this registration statement.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that the Company has not and will not be consulting with the Registered Shareholders about their intentions to sell pursuant to the Registration Statement. Additionally, the Company has not directed its financial advisors to consult with Registered Shareholders about their intentions to sell pursuant to the Registration Statement. The Company notes that the financial advisors have full service brokerage operations and may, without direction by the Company, engage in sales activities of the ordinary shares, which may occur pursuant to the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY SPOTIFY TECHNOLOGY S.A. PURSUANT TO 17 CFR 200.83

January 31, 2018

Consolidated Financial Statements

2. Summary of significant accounting policies

(f) Advertising credits, page F-9

39.	Describe your advertising credit arrangements in greater detail. In addition, please discuss why you believe they do not meet the definition of a revenue contract under IFRS 15.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that the Company has concluded that these advertising credit arrangements do not meet the definition of a revenue contract under IFRS 15 as they do not meet the definition of a distinct performance obligation under IFRS 15.27a. The advertising credits are not capable of being distinct because they are not transferable, and the delivery of advertisements could not benefit the rights holders in the absence of the provision of their rights to the Company. In response to the Staff’s comment, the Company has revised its disclosure on page F-9 of Amendment No. 1 accordingly.

(j) Sales and marketing expenses, page F-10

40.	You disclose that sales and marketing expenses include the cost of providing free trials of the Premium Service. Please disclose the types of expenses that you include in the cost of providing these free trials. In particular, please address the extent to which you include an allocation of royalty costs and, if appropriate, how you determine the amount allocated.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 66 and F-10 of Amendment No. 1 accordingly.

4. Revenue recognition

Subscription revenue, page F-21

41.	We note your statement on page 70 that for partner arrangements where the minimum guarantee is not met, revenue for the difference between the actual subscription and the minimum commitment amount is not recognized until it is collected. We also note your statement on page F-22 that management has concluded the revenue is constrained to the revenue amount for the actual subscriptions sold in a given period. Please clarify your policy and how it complies with paragraph 47 of IFRS 15. In addition, disclose the nature of your performance obligations both when the partner is acting as a principal and when they act as an agent. Please refer to paragraph 119 of IFRS 15.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that the Company’s policy is to determine transaction prices considering the terms of the contract and customary business practices as described in IFRS 15.47. In general, if the Company’s revenue contract includes a minimum guarantee commitment and this exceeds the amounts received, the Company will pursue payment of the shortfall amounts. The majority of partners exceed their minimum guarantee. Where the

CONFIDENTIAL TREATMENT REQUESTED BY SPOTIFY TECHNOLOGY S.A. PURSUANT TO 17 CFR 200.83

January 31, 2018

commitment is not met, the Company has a history of not recovering certain partner contractually agreed minimum guarantee amounts. The Company believes that additional amounts that are potentially owed to the Company under minimum guarantee arrangements are variable consideration, and the Company only recognizes the associated revenue when it is highly probable that this will not result in a significant reversal of revenue when the uncertainty is resolved (IFRS 15.56). On the basis of the Company’s historical experience, the Company does not believe that it can evidence high probability until it has collected payment for any shortfall amounts. In response to the Staff’s comment, the Company has revised its disclosure on pages 74 and F-22 of Amendment No. 1 accordingly.

Advertising revenue, page F-22

42.	On page F-22, you indicate that your advertising arrangements (evidenced by Insertion Orders or IOs) may include multiple performance obligations. Please disclose the nature of these various performance obligations. Refer to paragraph 119 of IFRS 15.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 74 and F-22 of Amendment No. 1 accordingly.

6. Segment information, page F-23

43.	Please disclose the extent to which you include an allocation of royalty cost in your cost of revenue for the Ad-Supported Service segment, and how you determine the amount allocated. If cost of revenue for your Ad-Supported Service segment does not include an allocation of royalty cost or other costs associated with providing free streaming services to users, please disclose that fact. Please refer to paragraph 27(f) of IFRS 8.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-23 of Amendment No. 1 accordingly.

General

44.	We note your disclosure on page 19 and throughout the registration statement that you rely on the assistance of third parties for various processes that appear to be material to your operations. For example, you rely on third parties to determine accurate ownership information for certain musical compositions and to provide notices of intent to obtain both compulsory licenses pursuant to Section 115 of the Copyright Act and direct licenses with music publishers. To the extent your agreements with any of these third parties are material and your business substantially depends on these services, please file such agreements as exhibits to your filing. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that it has various agreements with third parties for various processes related to its operations (“Operational Agreements”), but does not believe that these Operational Agreements are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

CONFIDENTIAL TREATMENT REQUESTED BY SPOTIFY TECHNOLOGY S.A. PURSUANT TO 17 CFR 200.83

January 31, 2018

As a general matter, Operational Agreements are entered into in the ordinary course of the Company’s business as a music streaming subscription service that provides online and offline streaming access to listeners. While the Company greatly values its agreements with these third parties, the Company respectfully advises the Staff that the Company is not substantially dependent on any one or more of its Operational Agreements. If the Company were to lose any one or more of the Operational Agreements, the Company believes it would be able to re-direct its resources to other existing Operational Agreements or enter into new Operational Agreements with other third parties on terms materially similar to its existing Operational Agreements.

For these reasons, the Company does not believe that it is substantially dependent on any one or more of its Operational Agreements. The Company further assures the Staff that it will continue to evaluate its Operational Agreements and, in the event the Company determines that any particular Operational Agreement has become a material contract and that the Company has become substantially dependent on such Operational Agreement, the Company will file such agreement as an exhibit to any subsequent submissions or filings with the Commission.

CONFIDENTIAL TREATMENT REQUESTED BY SPOTIFY TECHNOLOGY S.A. PURSUANT TO 17 CFR 200.83

January 31, 2018

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-2918 with any questions or further comments you have regarding this confidential submission or if you wish to discuss the above.

Sincerely,

/s/ Gregory P. Rodgers
Gregory P. Rodgers of LATHAM & WATKINS LLP

Enclosures

cc:	(via email)

Horacio Gutierrez, General Counsel of the Company

Marc D. Jaffe, Latham & Watkins LLP

Benjamin J. Cohen, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY SPOTIFY TECHNOLOGY S.A. PURSUANT TO 17 CFR 200.83